SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Tele Leste Celular Participações S.A. and Subsidiaries

(Convenience Translation into English from the Original Previously Issued in Portuguese, See Note 33 to the financial statements.)

Independent Accountants' Review Report

To the Shareholders, Directors and Management of
Tele Leste Celular Participações S.A.
Salvador - BA

1. We have reviewed the accompanying quarterly financial information of Tele Leste Celular Participações S.A. and its subsidiaries as of and for the three-month period ended March 31, 2004, consisting of the individual and consolidated balance sheets as of March 31, 2004, and the related statements of income for the three-month period then ended, the performance report and relevant information, prepared in accordance with Brazilian accounting practices under the responsibility of the Company's Management.

2. Our review was conducted in accordance with specific standards established by Ibracon - Brazilian Institute of Auditors, together with the Federal Accounting Council, and principally comprised: (a) inquiries of and discussions with Company management responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly financial information; and (b) review of information and subsequent events that had or might have had significant effects on the financial position and operations of the Company and subsidiaries.

3. Based on our review, we are not aware of any material modification that should be made to the quarterly financial information referred to in paragraph 1 for it to be in conformity with Brazilian accounting practices and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly information.

4. We have audited the balance sheets, individual and consolidated, as of December 31, 2003 and reviewed the statements of income for the three-month period ended March 31, 2003 , presented for comparative purposes, and we issued independent auditors' report and special review report, with no qualifications, dated January 27, 2004 and April 25, 2003 , respectively.

5. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil .

Salvador , April 22, 2004

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

José Luiz Santos Vaz Sampaio
Engagement Partner

BALANCE SHEETS AS OF MARCH 31, 2004 AND 31, 2003
(Convenience Translation into English from the Original Previously Issued in Portuguese)
(In thousands of Brazilian reais)

	Company		Consolidated
ASSETS	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
	(Unaudited)		(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	15	158	49.137	59.427
Accounts receivable, net	-	-	97.171	104.355
Inventories	-	-	10.609	12.934
Recoverable and deferred taxes	496	525	20.972	18.586
Hedge operations - swaps	-	-	55	-
Prepaid expenses	-	-	18.599	6.737
Other	105	117	8.212	14.909
Total current assets	616	800	204.755	216.948

NONCURRENT ASSETS:
Recoverable and deferred taxes	11.095	10.819	202.881	202.105
Hedge operations - swaps	-	-	15.713	15.186
Prepaid expenses	-	-	1.891	1.795
Other	-	-	10.465	3.150
Total noncurrent assets	11.095	10.819	230.950	222.236

PERMANENT ASSETS:
Investments in subsidiaries	389.725	392.841	-	-
Property, plant and equipment, net	-	-	368.017	392.473
Total permanent assets	389.725	392.841	368.017	392.473

TOTAL	401.436	404.460	803.722	831.657

	Company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
	(Unaudited)		(Unaudited)
CURRENT LIABILITIES:
Payroll and related charges	28	16	3.118	2.666
Accounts payable	256	250	126.450	144.547
Taxes payable	186	171	18.731	21.676
Loans and financing	-	-	63.207	68.582
Dividends	485	489	485	489
Hedge operations - swaps	-	-	16.613	16.512
Reserve for contingencies	-	-	2.141	-
Other liabilities	2.813	2.247	10.063	11.869
Total current liabilities	3.768	3.173	240.808	266.341

LONG-TERM LIABILITIES:
Loans and financing	-	-	154.687	153.655
Hedge operations - swaps	-	-	5.796	4.184
Reserve for contingencies	-	-	4.473	5.920
Pension plan	-	-	290	270
Total long-term liabilities			165.246	164.029

SHAREHOLDERS' EQUITY:
Capital stock	306.375	305.396	306.375	305.396
Treasury stock	(35)	(35)	(35)	(35)
Capital reserves	123.365	124.344	123.365	124.344
Accumulated deficit	(32.074)	(28.455)	(32.074)	(28.455)
Total shareholders' equity	397.631	401.250	397.631	401.250

FUNDS FOR CAPITALIZATION	37	37	37	37

TOTAL	401.436	404.460	803.722	831.657

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF OPERATIONS FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 2003
(Convenience Translation into English from the Original Previously Issued in Portuguese)
(In thousands of Brazilian reais)

	Company		Consolidated
	March 31, 2004	March 31, 2003	March 31, 2004	March 31, 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GROSS OPERATING REVENUE FROM TELECOMUNICATION SERVICES AND SALES	-	-	153.669	147.490
Deductions from gross revenue	-	-	(43.793)	(39.778)
	-	-
NET OPERATING REVENUE FROM TELECOMUNICATION SERVICES AND SALES			109.876	107.712
Cost of services and sales	-	-	(62.384)	(61.484)

GROSS PROFIT			47.492	46.228
OPERATING (EXPENSES) INCOME:
Selling expenses	-	-	(32.129)	(48.318)
General and administrative expenses	(828)	(933)	(14.278)	(13.009)
Equity pick-up	(3.116)	(16.160)	-	-
Other, net	-	-	(309)	(1.075)

INCOME (LOSS) FROM OPERATIONS BEFORE FINANCIAL
INCOME (EXPENSES), NET	(3.944)	(17.093)	776	(16.174)

Financial income (expenses), net	325	922	(2.801)	(7.881)

LOSS FROM OPERATIONS	(3.619)	(16.171)	(2.025)	(24.055)
Nonoperating expenses, net	-	-	(583)	(20)
LOSS BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	(3.619)	(16.171)	(2.608)	(24.075)

Income and social contribution taxes	-	(9)	(1.462)	(9)
Deferred Income taxes		3		7.907
NET LOSS	(3.619)	(16.177)	(4.070)	(16.177)
SHARES OUTSTANDING AT PERIOD END - IN THOUSANDS	480.669.473	479.445.039
LOSS PER SHARE OUTSTANDING AT END OF PERIOD - R$	(0,00001)	(0,00003)

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2004 AND 2003 AND THE YEAR ENDED DECEMBER 31, 2003

(Amounts in thousands of Brazilian reais, unless otherwise indicated)
(Convenience Translation into English from the Original Previously Issued in Portuguese, See Note 33 to the financial statements.)

1. OPERATIONS

Tele Leste Celular Participações S.A. ("Tele Leste" or "Company") is a publicly-traded company which, on March 31, 2004, was controlled by Iberoleste Participações S.A. (22.08% of the total capital), BRASILCEL N.V. (3.38% of the total capital) and Tagilo Participações Ltda. (2.42% of the total capital). Iberoleste Participações S.A. and Tagilo Participações Ltda. are controlled by BRASILCEL N.V..

BRASILCEL N.V. is controlled by Telefónica Móviles S.A. (50.00% of the total capital), PT Móveis, Serviços de Telecomunicações, SGPS S.A. (49.999% of the total capital), and Portugal Telecom, SGPS S.A. (0.001% of the total capital).

Tele Leste is the holding company of Telebahia Celular S.A. ("Telebahia") and Telergipe Celular S.A ("Telergipe"), which provide cellular telecommunications services in the States of Bahia and Sergipe, respectively, and are also engaged in activities required or useful for the performance of these services, in conformity with authorizations granted to them.

The authorizations granted to the subsidiaries Telebahia and Telergipe are effective for the remaining period of concession, previously granted and presently substituted, July 29, 2008 and December 15, 2008, respectively, and latter renewable, for one more period, for a 15 year term, being this renewal payable in the future.

On July 6, 2003 the wireless companies began to implement the Service Selection Code (CSP) whereby the client would choose the long-distance and international provider (VC2 and VC3), in accordance with the SMP rules. The wireless companies will no longer receive the proceeds from the VC2 and VC3 tariffs and will receive the interconnection fees for the use of their networks for these calls.

The subsidiaries' activities, including services that they may provide, are regulated by ANATEL, the regulatory authority for the Brazilian telecommunications industry, pursuant to Law No. 9.472, of July 16, 1997 , and related regulations, decrees, decisions and plans.

2. PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. In consolidation, all material intercompany balances and transactions were eliminated.

The financial statements as of March 31, 2003 and December 31, 2003 were, when applicable, reclassified for comparative purposes.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The quarterly financial information (ITR) is presented in thousands of Brazilian reais - R$ and has been prepared in accordance with Brazilian accounting practices, and supplementary standards issued by the Brazilian Securities Commission (CVM) which, effective January 1, 1996, no longer provide for recognition of the effects of inflation.

The accompanying interim financial statements have been prepared in accordance with principles, practices and criteria applied consistently with those used to prepare the financial statements presented at last year-end and should be analyzed together with those financial statements.

4. CASH AND CASH EQUIVALENTS

	Company		Consolidated
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003

Cash and banks	15	158	2,539	7,303
Temporary cash investments	-	-	46,598	52,124

Total	15	158	49,137	59,427

Temporary cash investments are represented principally by Bank CDS indexed to the CDI (interbank deposits interest rate).

5. ACCOUNTS RECEIVABLE, NET

	Consolidated
	March 31, 2004	December 31, 2003

Receivables from unbilled services	19,299	18,534
Receivables from billed services	44,637	43,759
Receivables from interconnection	22,568	28,460
Receivables from products sold	26,084	28,036
Allowance for doubtful accounts	(15,417)	(14,434)

Total	97,171	104,355

Changes in the allowance for doubtful accounts are as follows:

	Consolidated
	March 31, 2004	December 31, 2003

Beginning balance	14,434	14,644
Provision in the 1 ° quarter	3,196	3,117
Write-offs in the 1 ° quarter	(2,213)	(3,526)

Balance as of March 31	15,417	14,235

Provision in the 2 ° , 3 ° and 4 ° quarters		8,584
Write-offs in the 2 ° , 3 ° and 4 ° quarters		(8,385)

Ending balance		14,434

6. INVENTORIES

	Consolidated
	March 31, 2004	December 31, 2003

Digital cellular handsets	12,598	14,339
Other	190	203
(-) Reserve for obsolescence	(2,179)	(1,608)

Total	10,609	12,934

7. RECOVERABLE AND DEFERRED TAXES

	Company		Consolidated
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003

Recoverable social contribution and income taxes	10,951	10,721	14,459	13,095
Recoverable ICMS (state VAT)	-	-	19,038	17,647
Withholding income tax	-	-	1,789	3,103

Total of recoverable taxes	10,951	10,721	35,286	33,845

Deferred social contribution and income taxes	264	264	184,723	185,001
ICMS on deferred sales	-	-	1,848	1,256
Other	376	359	1,996	589

Total	11,591	11,344	223,853	220,691

Current	496	525	20,972	18,586

Noncurrent	11,095	10,819	202,881	202,105

The main components of deferred income and social contribution tax assets are as follows:

	Company		Consolidated
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Tax credits from corporate restructuring	-	-	68,361	71,095
Reserves/allowances/accruals
For obsolescence	-	-	490	391
For contingencies	-	-	1,902	1,795
For doubtful accounts	-	-	5,100	5,042
For awards program	-	-	1,178	1,151
For pension plan	-	-	92	91
Tax loss carryforwards	264	264	100,384	98,283
Accelerated depreciation	-	-	5,918	5,860
Income tax on PIS, COFINS and CIDE	-	-	1,298	1,293

Total	264	264	184,723	185,001

Current	-	-	1,054	927

Noncurrent	264	264	183,669	184,074

The deferred tax credits were recognized on the assumption of future realization, as follows:

a. Tax loss carryforwards will be offset up to an annual 30% limit of future taxable income. The subsidiaries, based on future projected results, estimate that they will fully utilize the tax loss carryforwards in 10 years.

b. Tax credits from corporate restructuring - represented by the balance of goodwill net of the equity maintenance reserve (see Note 26). The realization of those tax credits occurs in the same proportion as the amortization of goodwill on the subsidiaries. Studies by external consultants used in the restructuring process originally supported the recovery of the amounts in ten years and five years for Telergipe and Telebahia, respectively. Considering the economic and operating results to date and the trends of recoverability, new technical studies were performed which extended the goodwill amortization period for Telebahia to ten years, as from January 1, 2002.

c. Temporary differences: Realization will occur upon payment of accruals, effective losses on doubtful accounts and on obsolete inventories.

Technical studies approved by the Companies' Board of Directors and Fiscal Council indicate the full recovery of the amounts recognized by the subsidiaries, as defined by CVM Instruction No. 371.

The above-mentioned technical studies represent management's best estimates as to the future performance of the Companies as well as of the markets in which they operate.

Management has been monitoring the changes in these credits and has decided not to recognize credits on income and social contribution tax losses for Telebahia and Tele Leste, in the first quarter of 2004, in the total amount of R$2,812 and R$478 respectively (R$24,508 and R$25,430 in 2003 for Telebahia).

As it relates to tax losses recognized, we estimate that they will be utilized as follows:

Consolidated
March 31, 2004
2005	25,975
2006	21,839
2007	26,798
2008	28,114
2009	24,989
2010 - 2012	55,954
Total	183,669

8. PREPAID EXPENSES

	Consolidated
	March 31, 2004	December 31, 2003

FISTEL fees	16,933	4,799
Advertising materials to be distributed	2,659	2,617
Financial charges	413	496
Other	485	620

Total	20,490	8,532

Current	18,599	6,737

Noncurrent	1,891	1,795

9. OTHER ASSETS

	Company		Consolidated
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003

Advances	-	-	2,228	3,174
Credits with suppliers	-	-	2,972	6,366
Escrow deposits	-	-	10,368	3,028
Subsidies for sale of terminals	-	-	2,500	1,093
Telebahia	37	49	-	-
Telergipe	68	68	-	-
Receivables from sale of property items and other	-	-	609	4,398

Total	105	117	18,677	18,059

Current	105	117	8,212	14,909

Noncurrent	-	-	10,465	3,150

The balance of escrow deposits refers to Cofins deposits in the amount of R$2,403 (R$2,334 in 2003, Note 13), deposits refers to an assessment notice related to ICMS on additional services in the amount of R$ 6,046 and other deposits for labor claims.

10. INVESTMENTS

a. Investment in subsidiaries

Subsidiaries	Common shares held	Total ownership
Telebahia Celular S.A.	100%	100%
Telergipe Celular S.A.	100%	100%

b. Number of shares owned

Subsidiaries	Common shares	Total shares
Telebahia Celular S.A.	17,997,722	17,997,722
Telergipe Celular S.A.	1,011,043	1,011,043

c. Information on subsidiaries

Subsidiaries	Shareholders' equity		Net income (loss) for the quarter
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Telebahia Celular S.A.	348,027	353,880	(6,304)	(13,138)
Telergipe Celular S.A.	41,698	38,961	2,737	(3,022)

d. Composition and Changes

Changes in the investments in March 31, 2004 are as follows:

	Telebahia	Telergipe	Total

Balances as of December 31, 2002	393,963	40,646	434,609
Equity pick-up in first quarter of 2003	(13,138)	(3,022)	(16,160)

Balances as of March 31, 2003	380,825	37,624	418,449
Equity pick-up on:
Net income (loss) for the year	(27,881)	1,337	(26,544)
Donation of equipment received by subsidiaries	936	-	936

Balances as of December 31, 2003	353,880	38,961	392,841
Equity pick-up in first quarter of 2004
Net income (loss) for the quarter	(6,304)	2,737	(3,567)
Donation of equipment received by subsidiaries	451	-	451

Balances as of March 31, 2004	348,027	41,698	389,725

11. PROPERTY, PLANT AND EQUIPMENT

		Consolidated
		March 31, 2004			December 31, 2003
	Annual depreciation rates %	Cost	Accumulated depreciation	Net book value	Net book | value

Transmission equipment	14.29	424,962	(300,120)	124,842	125,229
Switching equipment	14.29	131,560	(72,879)	58,681	54,676
Infrastructure	4.00 - 14.29	106,873	(47,587)	59,286	61,470
Software rights	20.00	66,104	(32,749)	33,355	35,647
Buildings	4.00	26,761	(4,985)	21,776	21,835
Terminal equipment	66.66	61,127	(50,816)	10,311	10,216
Other	10.00 - 20.00	47,020	(28,131)	18,889	18,991
Land	-	4,535	-	4,535	4,535
Assets and construction in progress	-	36,342	-	36,342	59,874

Total		905,284	(537,267)	368,017	392,473

In 2004, financial expenses incurred on loans to finance construction in progress, in the amount of R$465 (R$481 on March 31, 2003 ), were capitalized.

As of March 31, 2004 , the Company had property items pledged as collateral in the amount of R$11,104 (R$11,564 on December 31, 2003 ).

12. ACCOUNTS PAYABLE

	Company		Consolidated
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003

Suppliers	256	250	79,793	100,152
Technical assistance (Note 27)	-	-	26,088	23,323
Interconnection	-	-	3,409	4,547
SMP - Amounts to be passed on	-	-	17,102	16,479
Other	-	-	58	46

Total	256	250	126,450	144,547

The SMP amounts to be passed on refer to VC2 and VC3 calls invoiced to our customers and payable to the long distance operators.

13. TAXES PAYABLE

	Company		Consolidated
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003

ICMS (state VAT)	-	-	9,904	10,876
COFINS (tax on revenue)	14	6	3,785	4,430
PIS (tax on revenue)	3	3	3,612	3,535
FISTEL	-	-	659	2,141
FUST and FUNTEL	-	-	248	242
Income and social contribution taxes	-	-	56	-
Other	169	162	467	452

Total	186	171	18,731	21,676

In January 2000, the subsidiaries filed a lawsuit challenging the constitutionality of Law No. 9.718/98, and claiming the suspension of the difference arising from expanding the PIS and COFINS calculation bases. Of the accrued amounts for PIS, R$ 3,363 (R$ 3,273 in 2003), refers to the amount which has not been paid by Telebahia until November 2002 due to the changes imposed by the new law No. 10.637/02, which refers to the non-cumulativeness in the computation of PIS, which became effective in December 2002. Telebahia, as of that date, began paying the amounts due normally. Of the accrual for COFINS, R$ 2,403 (R$ 2,334 in 2003) has been deposited in escrow by Telergipe until January 2004, due to the change introduced by Law No. 10,883/03, which provides for the non cumulative collection of COFINS, and went into effect in February 2004. As of this date, the subsidiary Telergipe started to pay the amounts that are usually due. The suspension of payment and recording of escrow deposit (see Note 9) are based on preliminary decisions and it will remain until a final court decision is reached.

14. LOANS AND FINANCING

Composition of Debt

			Consolidated
	Currency	Annual charges	March 31, 2004	December 31, 2003
Financial institutions
- Citibank - OPIC	US$	1.5%. + Libor	36,358	36,115
- Several - Resolution 63	US$	14.35%	21,815	28,892
NEC do Brasil S.A.	US$	7.3%	4,086	4,059
European Investment Bank -BEI	US$	0.15% + libor	152,643	151,626
Accrued interest			2,992	1,545

Total			217,894	222,237

Current			63,207	68,582

Long-Term			154,687	153,655

Loans from the European Investment Bank, Citibank and Resolution 63 refer to financing for the expansion and modernization of the cellular telephone network. The balances with NEC do Brasil S.A. refers to the financing of property items.

Payment schedule

The long-term portion matures as follows:

Consolidated
March 31, 2004

2005	2,043
2008	152,644

Total	154,687

Restrictive covenants

The financing contracts with Citibank - OPIC, European Investment Bank (BEI) and BankBoston have restrictive covenants, of which the main items are related to the indebtedness level, EBITDA and financial expenses, which have been met by the Company.

Coverage

On March 31, 2004 , the subsidiaries had outstanding currency swap contracts in the amount of US$ 83,098,000 (US$ 107,686,000 on March 31, 2003 ), to cover total liabilities denominated in foreign currency. Until that date, the subsidiaries had recorded an accounting net loss of R$ 6,641 (R$5,510 in December 31, 2003) related to its outstands derivative contracts, represented by balance recorded as assets in the amount of R$ 15,768 (R$15,186 in December 31, 2003) of which R$55 is recorded as current and R$ 15,713 as long-term and a balance recorded under liabilities in the amount of R$ 22,409 (R$ 20,696 in December 31, 2003) of which R$ 16,613 is recorded as current and R$ 5,796 as long-term.

Guarantees

Bank	Guarantees

Citibank	Overseas Private Investment Corporation (OPIC) - only for political risk
Bank Boston - Res. 63	Company guarantee
NEC do Brasil S.A	Company guarantee
European Investment Bank - BEI
Telebahia Telebahia Celular S.A.	Commercial risk guaranteed by Banque Sudameris - Banca Commerciale Italiana
Telergipe Telergipe Celular S.A.	Commercial risk guaranteed by Banque Sudameris - Banca Commerciale Italiana and Company

15. OTHER LIABILITIES

	Company		Consolidated
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003

Salary premiums	74	67	800	2,917
Advances from customers - prepaid recharge cards	-	-	4,763	3,047
Accrual for awards program	-	-	2,370	1,985
Telebahia	2,737 (*)	2,177	-	-
Other	2	3	2,130	3,920

Total	2,813	2,247	10,063	11,869

(*) Balance refers to a loan to the subsidiary. Financial costs on this operation are calculated at the daily rate equivalent to 105% of interbank deposits interest rate - CDI, calculated exponentially for the period.

In August 2001, the subsidiaries started an awards program, granting points to customers based on the time of their calls. The accumulated points may be exchanged for cellular handsets. Points accumulated are accrued as they are earned, considering the historical information on redemptions, points generated and average cost of the points. The accrual is reduced when the customer obtains the handsets.

16. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to a number of lawsuits, in different courts, in reference to labor, tax and civil claims. The subsidiaries managements, based on legal counsel's opinion, recognized reserves for those cases for which an unfavorable outcome is considered probable.

The composition of the balance is as follows:

	Consolidated
	March 31, 2004	December 31, 2003

Tax	2,004	1,978
Labor	2,127	1,761
Civil	2,483	2,181

Total	6,614	5,920

Current	2,141	-

Long-Term	4,473	5,920

1 - TAX LAWSUITS

PROBABLE LOSS

a)  ISS (Municipal Service Tax)

a.1) FAILURE TO WITHHOLD ISS DUE UNDER TAX SUBSTITUTION SYSTEM

This involves a tax assessment notice issued in the amount of R$ 5,615 by the Municipality of Salvador against Telebahia for failure to withhold and subsequently pay Service Tax (ISS) due under the tax substitution system from March to June 1998. Based on the opinion of legal counsel, a partial accrual was recorded in the amount of approximately R$ 1,988.

b) OTHER TAX ASSESSMENTS

b.1) Telebahia received tax assessment notices regarding various matters, totaling R$16.

POSSIBLE LOSS

Based on the opinion of its legal counsel and tax consultants, management believes that the outcome of the matters below will not have a material effect on financial position, and accordingly, did not recognize an accrual in the financial statements as of March 31, 2004 .

a) ICMS (State VAT)

a.1) ICMS ON ACTIVATION AND SUPPLEMENTARY SERVICES

In June 1998, CONFAZ (National Council for Fiscal Policy) approved ICMS Agreement No. 69/98, which, among other things, determined that, beginning July 1, 1998 , the amounts charged for cellular activation and other supplementary services be included in the ICMS tax base. Supposedly due to its interpretive nature, said Agreement also determined that the ICMS could be applied retroactively on services provided within five years before June 30, 1998 .

Based on the aforementioned Agreement, two tax assessment notices were issued against Telebahia requiring payment of ICMS on cellular activation and other supplementary services, in the total amount of R$ 10,072. Only one tax assessment notice, in the amount of R$ 566, was issued against Telergipe.

Based on legal counsel's opinion, management believes that this requirement is unconstitutional, since the ICMS taxation concept was extended to administrative activities, with no relation to telecommunications services. In addition, the creation of new taxation bases or change in the calculation methodology that would result in a tax increase could not be applied retroactively.

Management believes that the predecessors of its subsidiaries are liable for any tax liabilities arising from the retroactive levy of ICMS on revenues from activation fees accounted for in periods prior to 1998. No accrual has been recorded in the consolidated financial statements for the periods prior to 1998.

a.2) OTHER TAX ASSESSMENTS

Telebahia and Telergipe received tax assessments totaling R$ 7,270, for: (i) failure to perform a reversal proportional to the ICMS credit referring to the acquisition of fixed assets, electric energy and communication services due to providing untaxed communication services; (ii) failure to reverse ICMS credits related to shipments of handsets on rental or loan; (iii) late payment of ICMS for the period from February to March 1998.

b) ISS

b.1) ISS ON MOBILE NETWORK USER TARIFF

Based on the understanding that the assignment of use of telecommunications networks is a communication service subject to ICMS, and not rental of chattels, Telebahia was assessed by the Municipality of Salvador , demanding payment of ISS on the mobile network user tariff (TUM). The amount involved is approximately R$ 44,351.

b.2) OTHER TAX ASSESSMENTS

Tax assessment notices were issued against Telergipe for: (i) payment of ISS on supplementary services in the period from February to December 1998; (ii) payment of ISS on caller identification in the period from July 2000 to October 2001. The amount involved is approximately R$ 64.

c) PIS and COFINS (Taxes on Revenue)

c.1) Law No. 9.718/98

On November 27, 1998, the calculation of PIS and COFINS was changed by Law No. 9.718, which (i) increased the COFINS rate from 2% to 3%, (ii) authorized a deduction of up to 1/3 of the COFINS amount from the social contribution tax amount, and (iii) indirectly increased COFINS and PIS due by the subsidiaries, requiring the inclusion of other income in their tax bases.

According to our legal counsel, this increase is unconstitutional, since: (i) article 195 of the Constitution of the Federative Republic of Brazil, which took effect upon publication of Law No. 9.718, determined that PIS and COFINS should be levied only on payroll, revenue and profits; (ii) the federal government used an inadequate means to increase COFINS and PIS, i.e., normal law instead of supplementary law; (iii) to come into force, the 90-day period from the date of publication of the law was not met.

Both Telebahia and Telergipe obtained judicial decisions authorizing exclusion of other income in their PIS and COFINS tax bases, as well as authorizing payment of COFINS at the previous rate of 2%. These decisions, however, have been changed. Accordingly:

- Telebahia resumed payment of COFINS at the rate of 3%, including other income in its tax base. The amounts for which accruals were recognized during the period in which the injunction was in effect have also been paid.

- Telergipe resumed payment of COFINS at the rate of 3%, considering only revenue from the sale of handsets and from telecommunications services. Regarding other income, the amounts were being deposited until January 2004 in an escrow account.

- Telergipe resumed inclusion of other income in the PIS tax base, in accordance with Law No. 9.718/98.

Due to the changes introduced by Law No. 10,637/02, in December 2002, Telebahia began including other income in the PIS tax base and due to the changes introduced by Law No. 10,833/03, in January 2004, Telergipe began including other income in the COFINS tax base.

c.2) HEDGES

A COFINS tax assessment notice was issued to Telebahia, in reference to deductions for losses incurred on hedge operations in determining the COFINS tax, in the amount of R$5,991.

REMOTE LOSS

Based on the opinion of its lawyers and tax consultants, management believes that the outcome of the following matter will not have a material adverse effect on its financial position, and accordingly, did not recognize an accrual in the financial statements as of March 31, 2004 .

a) ISS

a.1) FAILURE TO WITHHOLD ISS DUE UNDER THE TAX SUBSTITUTION SYSTEM

This involves a tax assessment notice issued in the amount of approximately R$ 3,626 by the Municipality of Salvador against Telebahia for failure to withhold and pay ISS due under the tax substitution system from March to June 1998.

2 - LABOR and CIVIL

Include several labor and civil claims, for which reserves have been recognized as shown above, in amounts considered to be sufficient to cover probable losses.

In the cases in which the chance of loss is classified as possible (but not probable), the amount involved is R$ 9,773 for civil claims and R$ 2,348 for labor claims.

17. SHAREHOLDERS' EQUITY

a. Capital Stock

Capital is composed of shares without par value, as follows:

	Thousands of Shares March 31, 2004	Thousands of Shares December 31, 2003

Common shares	167,232,478	166,008,044
Preferred shares	313,436,995	313,436,995

	480,669,473	479,445,039

In the General and Extraordinary Shareholders' Meeting of March 23, 2004 , the capital increase in the amount of R$ 979,547.28 was approved, subject to the issuance of 1,224,434 thousand new shares due to the financial realization of a portion of the capital reserve, which was generated by corporate restructuring. The share issue price of R$ 0.80 corresponds to the weighted average quotation of the last 20 trading sessions of the São Paulo Stock Exchange immediately prior to February 10, 2004.

b. Treasury Stock

The purpose of the acquisition of these shares was to reimburse dissident shareholders for the shares in the custody of the Brazilian Clearing and Depository Corporation (CBLC), in the merger of Tele Leste Celular Participações S.A., and are comprised of 50,903,277 preferred shares and 252,498 common shares. The average acquisition cost was R$ 0.00068 per share and the minimum and maximum costs were R$ 1.49 and R$ 1.60, respectively. The market value of these shares, based on the average quotation on the stock exchange, was R$ 0.78 and R$ 0.77 as of March 31, 2004.

c. Special Goodwill Reserve

This is the special reserve for goodwill resulting from the Company's corporate restructuring, which will be capitalized in the controlling shareholder's favor upon realization of the tax benefit.

d. Dividends

Preferred shares are entitled to receive cash dividends 10% higher than those attributed to common shares, or non cumulative minimum annual dividends of 6% of the capital attributed to those shares, whichever is greater. In the case of the payment of minimum annual dividends of 6% of capital attributable to preferred shares, after the minimum dividend is paid to preferred shareholders, holders of common shares may receive the same amount of dividends as those paid on preferred shares, as long as there is an available balance. Additional dividends declared by the Company will be equally divided between common and preferred shareholders.

18.NET OPERATING REVENUE FROM SERVICES AND SALES

	Consolidated
	March 31, 2004	March 31, 2003

Monthly subscription charges	9,922	9,680
Usage charges	55,966	66,273
Charges for use outside the concession area	-	1,621
Additional charges per call	8,129	7,980
Interconnection	48,425	44,611
Usage charges - Ruralcel	748	78
Additional services	3,765	3,382
Other services	1,643	-

Gross service revenue	128,598	133,625
Products sold	25,071	13,865

Total	153,669	147,490

Deductions from gross revenue	(43,793)	(39,778)

Net operating revenue	109,876	107,712

19. COST OF SERVICES AND SALES

	Consolidated
	March 31, 2004	March 31, 2003

Personnel	1,069	1,139
Outside services	3,720	3,337
Network connections	5,107	5,253
Rent, insurance and condominium fees	3,025	2,587
Interconnection	3,865	13,763
Taxes payable	4,864	4,299
Depreciation	20,589	22,279
Cost of products sold	20,049	8,694
Other	96	133

Total	62,384	61,484

20. SELLING EXPENSES

	Consolidated
	March 31, 2004	March 31, 2003

Personnel	2,909	3,643
Materials	410	188
Outside services	16,660	18,605
Rent, insurance and condominium fees	686	881
Depreciation	5,734	21,532
Allowance for doubtful accounts	3,196	3,117
Other	2,534	352

Total	32,129	48,318

21. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	March 31, 2004	March 31, 2003	March 31, 2004	March 31, 2003

Personnel	102	201	2,795	3,223
Materials	-	-	138	139
Outside services	696	717	7,290	5,812
Rent, insurance and condominium fees	-	-	368	347
Depreciation	-	-	2,542	2,308
Other	30	15	1,145	1,180

Total	828	933	14,278	13,009

22. FINANCIAL INCOME (EXPENSES), NET

	Company		Consolidated
	March 31, 2004	March 31, 2003	March 31, 2004	March 31, 2003
Financial income
Hedge operations, net	-	-	205	-
Monetary/exchange variations	-	-	-	19,257
Income from temporary cash investments	-	-	1,745	3,478
Other interest	589	976	945	1,773
PIS and COFINS on financial income	(45)	(45)	(663)	(1,195)

	544	931	2,232	23,313

Financial expenses
Expenses on financial operations	(219)	(9)	(3,437)	(6,563)
Hedge operations, net	-	-	-	(24,631)
Monetary/exchange variations	-	-	(1,596)	-

	(219)	(9)	(5,033)	(31,194)

Net	325	922	(2,801)	(7,881)

23. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries record income and social contribution taxes monthly, on the accrual basis. Deferred taxes are recognized on temporary differences, as shown in Note 7. The composition of income and social contribution tax expense is as follows:

	Company		Consolidated
	March 31, 2004	March 31, 2003	March 31, 2004	March 31, 2003

Social contribution tax expense	-	(9)	(389)	(9)
Income tax expense	-	-	(1,073)	-
Deferred social contribution tax	-	1	-	2,108
Deferred income tax	-	2	-	5,799

Taxes (charged) credited to income	-	(6)	(1,462)	7,898

The following is a reconciliation of the reported credits (expense) for taxes on income and the amounts calculated based on the combined official rate:

	Company		Consolidated
	March 31, 2004	March 31, 2003	March 31, 2004	March 31, 2003

Loss before taxes	(3,619)	(16,171)	(2,608)	(24,075)
Tax credit at the official rate	1,231	3,881	887	8,185
Permanent additions/exclusions:
Nondeductible expenses	(15)	-	(961)	(266)
Equity pick-up	(1,059)	(3,878)	-	-
Other	-	-	(6)	(12)
Other items
PAT	-	-	1	-
Prior year' adjustment	-	(9)	-	(9)
Unrecorded tax credit	(157)	-	(1,383)	-

Tax (expense) credit as shown in the income statement	-	(6)	(1,462)	7,898

24. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a. Risk Considerations

Telebahia and Telergipe provide cellular communications services in the States of Bahia and Sergipe, under concessions from the Federal Government. Both are also engaged in the purchasing and distribution of cellular handsets through their own distribution network in order to increase their business operations.

The main market risks that Telebahia and Telergipe are exposed to in their activities are:

• Credit Risk: originates from the difficulties which these companies may have in collecting the service charges for services rendered to their customers, including the sales of cellular handsets to the distribution networks.

• Interest Rate Risk: originates from a portion of the debt and the derivatives premium contracted for floating rates, and involves the risk that financial expenses may increase due to unfavorable movements in interest rates (principally Libor and CDI).

• Exchange Rate Risk: originates from the debt contracted in foreign currency and is related to potential losses on unfavorable movements in exchange rates.

From the beginning, Telebahia and Telergipe have taken an active approach towards management of the various risks they are subject to, by means of various initiatives, procedures and operating policies that permit the mitigation of the risks inherent in their normal activities.

Credit Risk

The credit risk related to telecommunications services rendered is minimized by the rigid control performed on the customer portfolio and management of delinquencies by clear policies for concession of post-paid cellular handset. Tele Leste has 76.0% (69.7% on March 31, 2003 ) of its customer base on a prepaid mode which requires prepaid handset cards and does not represent a credit risk. Customer delinquencies represented 3.4% of gross revenue in the first quarter of 2004 (3.0% on March 31, 2003 ).

The credit risk related to cellular handset sales is managed by a conservative policy on credit concession, through management methods which involve the technical application of "credit scoring", balance sheet analysis and commercial data base consultation, as well as the automatic control for sales release integrated with the ERP software distribution system. Network distribution delinquencies represented about 0.9% of cellular handset sales in the first quarter of 2004 (1.9% on March 31, 2003 ).

Interest Rate Risk

The Company is exposed to the risk of increases in interest rates, especially interest associated with the cost of interbank deposits (CDIs), due to liabilities with derivative operations for foreign currency exposure. As of March 31, 2004 , these operations totaled R$ 248,394.

In order to hedge against its liability exposure to derivative transactions in foreign currency, as of March 31, 2004 , the Company contracted hedge transactions in the amount of R$ 91,000, which represents 37% of the total exposed amount. In these transactions, the asset portion is composed of interests related to the Interbank Deposit Certificate (CDI), while the liability portion comprises fixed interests.

Likewise, loans in foreign currency have interest rate risk associated with possible rises in foreign interest rates. As of March 31, 2004 , these operations totaled R$ 189,001.

Exchange Rate Risk

Telebahia and Telergipe have contracted derivative financial operations to protect against exchange variations, due to foreign currency loans. The operations generally used by the subsidiaries are "swap" contracts.

As of March 31, 2004 , the Company's net exposure to exchange rate risk is as follows:

Thousands of US$
Loans and financing	(74,914)
Other liabilities in foreign currency	(8,969)
Hedge position (swaps)	83,098

Excess (coverage)	785

b. Derivative Operations

Telebahia and Telergipe have recorded gains and losses on derivative contracts as "Financial income (expenses), net".

The table below shows a comparison of book value and market value of loans and financing and foreign currency liabilities, as well as derivative operations:

	Book value	Fair value	Unrealized Gain
Loans and financing	(217,894)	(212,527)	5,367
Other liabilities	(26,088)	(26,088)	-
Hedge position (exchange swaps)	(6,641)	14,685	21,326

Total	(250,623)	(223,930)	26,693

c. Fair Value of Financial Instruments

The fair value of loans and financing, as well as "swaps", was determined based on discounted cash flows, using available interest rate projections.

Fair value is calculated at a specific time, based on available information and our own valuation methodologies; therefore, the indicated estimates do not necessarily represent realizable values in the market. The use of different assumptions could materially impact the estimates.

25. POST-RETIREMENT BENEFIT PLANS

The subsidiaries, together with other companies of the former Telebrás System, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social - SISTEL. Until December 1999, all sponsors of the plans managed by SISTEL were unified as to all plans then existent. On December 28, 1999, the sponsors negotiated conditions to create pension plans individualized by sponsor (PBS - Tele Leste) and maintenance of unification only for the participants already covered and who were in such position on January 31, 2000 (PBS - A), resulting in a proposal for the restructuring of SISTEL's bylaws and regulations, which was approved by the Secretariat for Social Security and Supplementary Benefits on January 13, 2000.

Due to the end of unification in December 1999, the subsidiaries individually sponsor a defined benefit plan (PBS Tele Leste Celular Plan), which covers approximately 1% of the Company's employees. In addition to the supplementary pension benefit, a multi-sponsored health care plan is provided to retired employees and their dependents, at shared costs (PAMA).

Contributions to the PBS Tele Leste Celular Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the standards applicable in Brazil . The method used for cost determination is the capitalization method and the sponsor's contribution represents 11.23% of the participating employees' payroll, 9.73% of which is earmarked for the PBS Tele Leste Celular Plan and 1.5 % for the PAMA Plan.

For 88.5% of the subsidiaries' employees, there is an individual defined contribution plan - Visão Celular Benefit Plan, established by SISTEL in August 2000. The Visão Celular Plan is supported by contributions made by the participants (employees) and by the sponsor, which are credited to participants' individual accounts. The subsidiaries are responsible for the costing of all administrative and maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plan (PBS Tele Leste Celular) were granted the option of migrating to the Visão Celular Plan. This option was extended to employees who did not participate in the PBS Tele Leste Celular Plan, as well as to all new hires. The Company's contributions to the Visão Celular Plan are similar to those of the participants, varying from 0% to 7% of the contribution salary, according to the percentage selected by the participant.

For the first quarter of 2004, the subsidiaries contributed the amount of R$ 127 (R$ 145 on March 31, 2003 ) to the Visão Celular Plan.

26. CORPORATE RESTRUCTURING

On November 29, 2000 , the corporate restructuring process was concluded, in which the goodwill paid on the privatization process of the Company was transferred to its subsidiaries.

The financial statements maintained for the Companies' corporate and tax purposes include specific accounts related to transferred goodwill and reserves, and corresponding amortization, reversals and tax credits, the balances of which, as of March 31, 2004 and December, 31 2003, are as follows:

		Partial spin-off		December 31, 2003	March 31, 2004
	Balances as of Spin-off date	Telebahia	Telergipe	Consolidated	Consolidated

Balance sheet:
Goodwill - spun-off	376,316	(355,879)	(14,285)	219,699	211,658
Reserves - spun-off	(251,972)	238,282	9,571	(148,604)	(143,297)
Net effect equivalent to
tax credit from corporate restructuring	124,344	117,597	4,714	71,095	68,361
Statements of income:
Goodwill amortization				32,169	8,041
Reversal of reserve				(21,232)	(5,307)
Tax credit				(10,937)	(2,734)
Net effect on income				-	-

As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the minimum mandatory dividend. In order to better present the financial position of the Companies in the financial statements, the net amount of R$68,361 as of March 31, 2004 (R$71,095 as of December 31, 2003) which, in essence, represents the tax credit from the partial spin-off, was classified in the balance sheet as a noncurrent asset - deferred taxes (see Note 7).

27. TRANSACTIONS WITH RELATED PARTIES

The main transactions with unconsolidated related parties are as follows:

(a) Use of Network and Long-distance (Roaming) Cellular Communication - These transactions involve companies owned by the same controlling group: Telesp Celular S.A., Global Telecom S.A., Telerj Celular S.A., Telest Celular S.A., Telecomunicações de São Paulo S.A. - Telesp, Celular CRT S.A, Tele Centro Oeste Celular, Telems Celular, Telerom Celular, Telemat Celular, Teleacre Celular, Telegoiás Celular and Norte Brasil Telecom (NBT). Part of these transactions were established based on contracts between Telebrás and the operating concessionaires before privatization and interconnection agreements. The terms of these transactions are regulated by ANATEL.

(b) Technical Assistance - due by the subsidiaries to Telefónica Móviles S.A. for technical assistance, calculated based on a percentage of net revenue from services, monetarily restated based on currency variation.

(c) Apportionment of corporate costs - with operators of the same group, apportioned to the companies according to the cost actually incurred in these services.

(d) Call center services - provided by Atento Brasil S.A. to the users of the subsidiaries' telecommunications services, contracted for 12 months, renewable for an equal period.

(e) System maintenance - maintenance of the Profitability Analysis module system (MARE) by Telefónica Móbile Solution, contracted for 12 months, renewable for an equal period.

We present below a summary of the balances and transactions with unconsolidated related companies:

	Company		Consolidated
	March 31, 2004	December 31, 2003	March 31, 2004		December 31, 2003

Current Assets
Accounts receivable	105	116	3,808		7,005

Current Liabilities
Technical assistance	-	-	26,088		23,323
Suppliers and consignations	1,447	2,177	7,892		9,879

	March 31, 2004	March 31, 2003	March 31, 2004		March 31, 2003

Revenue
From telecommunication services	-	-	5,415	(a)	3,532
Recovery of expenses with JV apportionment			1,683	(b)	1,718
Selling expenses	-	-	4,433	(d)	2,461
Cost of sales and services	-	-	-	(a)	3,178
Expenses for JV apportionment			3,348	(b)	2,657
General and administrative Expenses	17	-	2,476	(b),(c)	1,906

28. INSURANCE

The Company and its subsidiaries have a policy to monitor risks inherent in our operations. Therefore, as of March 31, 2003 , the Company has insurance to cover operational risks, loss of profits, civil liabilities, health, etc. Management believes that the coverage is sufficient to cover eventual losses. The main assets, responsibilities, or interests covered by insurance and the respective amounts are shown below:

Type	Coverage
Operating risks	US$ 300 million
General civil liabilities	R$ 5,822
Vehicle fleet	R$ 400

29. TELEFÓNICA MÓVILES STOCK OPTION PLAN

In May 2001, Telefónica Móviles S.A. ("Telefónica Móviles") launched a stock option plan based on Telefónica Móviles' stock (the "Plan") that included the employees of the Company. Pursuant to the Plan, between May 20 and July 20, 2002 , Telefónica Móviles granted a total of 231,016 stock options to the Company's employees, vesting over a four-year period. The options were granted in Series A, B and C, with exercise prices of 11.00 Euros, 16.50 Euros and 7.23 Euros, respectively. The total options granted to each employee consisted of 25% Series A options, 25% Series B options, and 50% Series C options. The market price of Telefónica Móviles' stock as traded on the Madrid Stock Exchange was 8.28 Euros on December 31, 2003 . The Plan also gives the Company's employees the option to receive in cash, the appreciation in the market price of Telefónica Móviles' stock over the respective exercise price.

In accordance with the conditions of the Options Program for the shares of Telefónica Móviles S.A. (MOS Program), the Company's employees no longer qualified due to said program's basic premise, which is the holding by Telefónica Móviles S.A. of a controlling interest in the company in which the employees are enrolled. Accordingly, on December 31, 2003 the existing options were settled in advance.

The adjusted settlement value will be calculated for 50% of the "C" series options based on the closing quotation on January 2, 2004 of Telefônica Moviles S.A. shares, translated at the average exchange rate on the payment date.

Under Brazilian accounting practices, the Company is not required to account for the effects of the plan offered to the employees by the majority stockholder and, therefore, no effects were recorded in the financial statements of the Company.

31. AMERICAN DEPOSITARY RECEIPTS ("ADRs") PROGRAM

On November 16, 1998 , the Company began trading its ADRs on the New York Stock Exchange (NYSE), with the following characteristics:

• Type of shares: preferred.

• Each ADR represents 50,000 preferred shares.

• Shares are traded as ADRs, under the code "TBE", on the New York Stock Exchange.

• Foreign depository bank: The Bank of New York.

• Custodian bank in Brazil : Banco Itaú S.A.

32. RECONCILIATION BETWEEN NET LOSS - COMPANY AND CONSOLIDATED

The reconciliation is as follows:

	March 31, 2004	March 31, 2003
Company loss	(3,619)	(16,177)
Donations of equipment to subsidiaries	(451)	-
Consolidated loss	(4,070)	(16,177)

33. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying financial statements are presented on the basis of accounting practices adopted in Brazil . Certain accounting practices applied by the Company and its subsidiaries that conform to those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

COMMENTS OF CONSOLIDATED PERFORMANCE FOR THE QUARTELY ENDED MARCH 31, 2004

The following financial and operational information, except where indicated, are presented in accordance with the corporate legislation with consolidated bases.

Salvador , Brazil - April, 26th 2004 - Tele Leste Celular Participações S.A. - "Tele Leste" (BOVESPA: TLCP3 (Common); TLCP4 (Preferred); NYSE: TBE), announces today its consolidated results for the first quarter of 2004. The closing rates for April 26, 2004 were: TLCP3 R$ 0.68 / 1,000 shares; TLCP4 R$ 0.64 / 1,000 shares; and TBE US$ 11.00 / ADR (1:50,000 PN shares). Tele Leste is the holding company controlling 100% of Telebahia Celular S.A. and Telergipe Celular S.A., leading wireless telecommunications service providers in the states of Bahia and Sergipe, respectively. It provides services in an area that covers 7% of the Brazilian territory and 9% of the total population of the country.

Except where otherwise stated, the financial and operating information here is presented on a consolidated basis in accordance with the Brazilian Corporate Law.

HIGHLIGHTS

TELE LESTE CELULAR
R$ million	1Q04	4Q03	∆ %	1Q03	∆ %
Net Operating Revenues	109.8	117.4	-6.5%	107.7	1.9%
Net Operating Income from Services	100.2	97.3	3.0%	102.5	-2.2%
Net Operating Income from Handsets	9.6	20.1	-52.2%	5.2	84.6%
Total Operating Costs	(80.2)	(87.4)	-8.2%	(77.8)	3.1%
EBITDA	29.6	30.0	-1.3%	29.9	-1.0%
EBITDA Margin (%)	27.0%	25.6%	1.4p.p.	27.8%	-0.8p.p.
Depreciation and Amortization	(28.9)	(32.4)	-32.4%	(46.1)	-37.3%
EBIT	0.7	(2.4)	-129.2%	(16.2)	-104.3%
Loss in the Period	(4.1)	(6.6)	-37.9%	(16.2)	-74.7%
Earnings per share (R$ per 1,000 shares)	(0.009)	(0.014)	-35.7%	(0.034)	-73.5%
Loss per ADR (R$)	(0.43)	(0.69)	-37.7%	(1.69)	-74.6%
Number of shares (billion)	480.6	479.4	0.3%	479.4	0.3%

Investments	14.4	55.5	-74.1%	6.1	136.1%
Investment as % of revenues	13.1%	47.3%	34.2p.p	5.6%	7.5p.p.
Operating Cash Flow	15.2	(25.5)	-	22.7	-33.0%

Customers (thousands)	1,189	1.126	5.6%	976	21.8%
Net Additions	63	101	(37.6%)	4	1475.0%

Total figures are subject to discrepancies resulting from rounding up/down.

Tele Leste, along with Telesp Celular Participações S.A. - TCP, Celular CRT Participações S.A.- CRT, and Tele Sudeste Celular Participações S.A. - TSD make up the assets of the Joint Venture between Telefónica Móviles and Portugal Telecom. On April 13, 2003 , the "Vivo" brand was launched to unify the group's operations, providing evidence of its coverage area and capitalizing on its national coverage and market strategy. Today the brand is Top of Mind in the Brazilian market.

HIGHLIGHTS

•  Customer base reached 1.189 million, an increase of 21.8% and 5.6%, when compared to 1Q03 and 4Q03, respectively.

•  Commercial activity was intense, as reflected by net additions of 63 thousand new users in 1Q04, compared to 4 thousand in 1Q03.

•  EBITDA margin in 1Q04 was 27.0%, stable when compared to 1Q03, despite the competitive environment (4 wireless operators).

•  Net debt fell by 21.4% compared to 1Q03

•  Productivity rose 41.8% and 5.8% compared to 1Q03 and 4Q03, respectively.

•  Data Revenues is presenting strong growth, and represents 1.5% of net operating revenues from services in the quarter (0.9% in 1Q03).

Technological Innovation

In December 2003 Tele Leste began operating high-speed Wireless Internet with its CDMA 1xRTT network. On March 31, 2004 , the 1xRTT covered 10 municipalities in the State of Bahia , or approximately 30.5% of the population of the coverage area. TBE, launched in October 2003 "Vivo ao Vivo" - a multimedia super platform, which is a revolution in the concept of service access. "Vivo ao Vivo" brings all services to the handset within reach of a click. "Vivo ao Vivo": Usage interface through icons which represent the operator's main services - making it easy for the users to access and handle these services (WAP, SMS, voice mail, voice portal, MMS, tones and images, messaging, camera and customization - which is called "Meu Vivo ao Vivo" ).

Tele Leste maintained its focus on data transmission services through a series of advertising campaigns, with special attention to message services, generating growth in the number of customers for this service, particularly for interconnection services between "Vivo" carriers.

Basis of Presentation of Results

On July 6, 2003 , the Personal Mobile Service (SMP) operators implemented the Carrier Selection Code (CSP) for long distance calls. Therefore, the TCP operators no longer earn VC2 or VC3 (long-distance) revenues, which were replaced with interconnection revenues from the use of its network to complete long distance calls.

As of July 2003, Bill & Keep was implemented, for which payment for the use of the local network between the SMP operators will only occur when the traffic between them exceeds 55%, causing an impact on revenue and interconnection costs. However, this change does not materially affect EBITDA.

OPERATING PERFORMANCE

* Source: ANATEL

Operating Data
	1Q04	4Q03	∆ %	1Q03	∆ %
Total number of customers (thousands)	1,189	1,126	5.6%	976	21.8%
Contract	285	291	-2.1%	296	-3.7%
Prepaid	904	835	8.3%	680	32.9%
Market Share (%)*	53.3%	55.0%	-1.7p.p.	58.5%	-5.2p.p.
Net additions (000s)	63	101	-37.6%	4	-
Contract	(5)	2	-	(3)	-
Prepaid	68	99	-31.3%	7	871.4%
Market share of net additions (%)*	34.2%	42.6%	-8.4p.p.	7.1%	27.1p.p.
Market Penetration (%)	14.0%	13.0%	1.0p.p.	11.0%	3.0p.p.
SAC (R$)	111	60	84.6%	80	39.2%
Monthly Churn (%)	1.8%	2.5%	-0.7p.p.	2.7%	-0.9p.p.
ARPU (in R$/month)	28.9	30.8	-6.2%	34.7	-16.7%
Contract	71.6	72.0	-0.6%	63.9	12.1%
Prepaid	12.0	13.3	-9.8%	16.9	-30.0%
Total MOU (minutes)	89	99	-10.3%	98	-9.8%
Contract	175	192	-8.8%	183	-4.4%
Prepaid	54	61	-10.2%	55	-1.5%
Employees	384	385	-0.3%	447	-14.1%
Customers / Employee	3,096	2,925	5.8%	2,184	41.8%

Operating Highlights

•  Tele Leste's customer base rose 21.8% in the quarter, compared to 1Q03, reaching 1,189 thousand clients, as a result of stronger commercial activities. For this reason, net additions in the quarter were 14 times greater than those registered in 1Q03.

•  In 1Q04, Tele Leste had a 34.2% share of net additions, and a market share of 53.3% at the end of the quarter (market with 4 operators), according to ANATEL (Brazilian Telecom Regulatory Agency).

•  Churn of 1.8% was a result of the customer loyalty and retention efforts with greater emphasis on 1Q04.

•  Despite the significant number of gross additions, of which were largely pre-paid clients, blended ARPU fell 6.2% in the quarter, reflecting lower service used during the holidays, especially between contract client and also due to bonus awarded at the end of the year and in 1Q03 as a way to gain and encourage clients to replenish their phones.

•  Excluding the impact of SMP, the decline in blended ARPU compared to 1Q03 would have been of 12%, as a result of the higher base and since more bonuses were granted (form of customer acquisition adopted by all wireless operators in Brazil).

•  Average productivity in terms of clients per employee increased 41.8% and 5.8% compared to 1Q03 and 4Q03, respectively.

FINANCIAL PERFORMANCE

Net Operating Revenues
R$ million	1Q04	4Q03	∆ %	1Q03	∆ %

Subscription and usage revenue	48.2	47.5	1.5%	55.8	-13.6%
Network usage	47.4	45.2	4.9%	43.0	10.2%
Other services	4.6	4.6	-	3.7	24.3%
Net operating revenues from services	100.2	97.3	3.0%	102.5	-2.2%
Net operating revenues from handsets	9.6	20.1	-52.2%	5.2	84.6%
Total operating revenue	109.8	117.4	-6.5%	107.7	1.9%

Net operating revenue from services

Net operating revenue from services reached R$ 100.2 million, which, excluding the effect of SMP ( B&K and CSP) would have risen 3.1% compared to 1Q03, reflecting the 17.3% growth in the average customer base. This was offset by an increase in pre-paid clients as a percentage of the total base (76.0% in 1Q04 and 69.7% in 1Q03) - with lower ARPU - and also due to higher promotional bonuses awarded in 1Q04 when compared to 1Q03.

Data Revenues

Data revenue has presented strong growth , representing 1.5% of net revenues in 1Q04 (0.9% in 1Q03). Incremental data revenue grew as a function of new services made available and from popular nationwide campaigns to promote the access and use of these services. SMS represented 67.7% of data revenue, and increased by 83.5% compared to 1Q03. The average number of SMS messages sent per month in 1Q04 was approximately 2 million, 35.2% above 1Q03.

Operating Costs
R$ million	1Q04	4Q03	∆ %	1Q03	∆ %
Personnel	(6.8)	(9.0)	-24.4%	(8.0)	-15.0%
Cost of services rendered	(20.7)	(20.1)	3.0%	(29.4)	-29.6%
Leased lines	(5.1)	(5.7)	- 10.5%)	(5.3)	- 3.8%
Interconnection	(3.9)	(3.9)	-	(13.8)	- 71.7%
Rents / Insurance / Condominium fees	(3.0)	(2.5)	20.0%	(2.6)	15.4%
Fistel and other taxes	(4.9)	(4.1)	19.5%	(4.3)	14.0%
Third-party services	(3.7)	(3.9)	- 5.1%	(3.3)	12.1%
Others	(0.09)	(0.08)	12.5%	(0.1)	- 10.0%
Cost of goods sold	(20.1)	(26.2)	-23.3%	(8.7)	131.0%
Selling Expenses	(23.4)	(24.6)	-4.9%	(23.1)	1.3%
Provision for doubtful debtors	(3.2)	(2.3)	39.1%	(3.1)	3.2%
Third-party services	(16.6)	(20.6)	-19.4%	(18.6)	-10.8%
Others	(3.6)	(1.7)	111.8%	(1.4)	157.1%
General and administrative expenses	(8.9)	(8.5)	4.7%	(7.5)	18.7%
Other operating revenues (expenses)	(0.3)	1.1	-	(1.1)	-72.7%
Costs excluding depreciation or amortization	(80.2)	(87.4)	-8.2%	(77.8)	3.1%
Depreciation and amortization	(28.9)	(32.4)	- 10.8%	(46.1)	- 37.3%
Total Operating Costs	(109.1)	(119.8)	-8.9%	(123.9)	-11.9%

Cost of personnel	Cost of personnel fell 15.0% when compared to the same period last year as a result of personnel optimization and higher productivity.
Cost of services rendered

The cost of services rendered totaled R$ 20.7 million, 29.6% lower than in 1Q03, principally due to a 71.7% decline in interconnection cost, that, just as our revenues, was impacted by the implementation of SMP rules.

Cost of goods sold

Tele Leste's cost of goods sold increased 131.0% in comparison to 1Q03 due to intense commercial activity (49.2% increase in gross additions), greater intensity in our customer loyalty programs and efforts to renew the base of terminals initiated by the Company.

Selling expenses	Selling expenses remained relatively stabile in the quarter versus the same period last year, despite intensifying competitive pressures and higher commercial activity.
Bad debt

In 1Q04 bad debt was 2.1% of total gross revenues and remained stable compared with 4Q03. Bad debt levels have remained stable as a result of our constant efforts to maintain the quality of our prepaid client base, as well as the strategy to closely monitor credit to resellers and corporate clients adopted by the "VIVO" Group.

EBITDA

EBITDA reached R$ 29.6 million in 1Q04 compared to R$ 30.0 million registered in 4Q03. EBITDA margin in 1Q04 was 27.0%, stable when compared to 1Q03, despite the competitive environment (4 operators) and of the greater commercial activity.

Depreciation and amortization	Depreciation and amortization expense totaled R$ 28.9 million in 1Q04, 37.3% below 1Q03, due to the adjustment related to the reduction in the useful life of terminal equipments.
Financial Result
R$ million	1Q04	4Q03	∆ %	1Q03	∆ %
Financial Revenues	2.5	7.3	-65.8%	23.3	-89.3%
Exchange rate variation	0.2	4.2	-95.2%	19.3	-99.0%
Earnings from derivatives	0.2	-	-	-	-
Other financial revenues	2.7	3.6	-25.0%	5.2	-48.1%
(-) PIS/Cofins taxes on financial revenue	(0.6)	(0.5)	20.0%	(1.2)	50.0%
Financial Expenses	(5.3)	(11.9)	-55.5%	(31.2)	-83.0%
Exchange rate variation	(1.8)	(0.0)	-	(0.0)	-
Other financial expenses	(3.5)	(4.2)	-16.7%	(6.6)	-47.0%
Losses from derivatives	-	(7.6)	-	(24.6)	-
Net financial result	(2.8)	(4.6)	-39.1%	(7.9)	-64.6%
Financial result

Net financial result in 1Q04 amounted to an expense of R$ 2.8 million, representing a 39.1% reduction compared to 4Q03 and a 64.6% reduction compared to 1Q03. This result is principally due to a significant decline in derivative losses and the appreciation of the Brazilian real against the US dollar.

Net	Net loss in the quarter was R$ 4.1 million, representing a decline of 74.7% in comparison to 1Q03.
Loans and financing (in R$ million)
R$ million	03/31/2004	12/31/2003	03/31/2003
	Denominated	Denominated	Denominated
	in US$	in US$	in US$
Suppliers	4.2	4.1	7.9
Financial institutions	213.7	218.1	325.8
Total	217.9	222.2	333.7

R$ million	03/31/2004	12/31/2003	03/31/2003
Short-term	63.2	68.6	86.0
Long-term	154.7	153.6	247.7
Total Debt*	217.9	222.2	333.7
Cash and Financial Investments	(49.1)	(59.4)	(63.4)
Derivatives	6.7	5.5	(47.1)
Net debt	175.5	168.3	223.2

(*) 100% of gross debt is in US$.

Long-term debt repayment schedule
Denominated
R$ million	in US$
2005	2.1
after 2006	152.6
Total	154.7
Indebtedness

In 1Q04, Tele Leste's total debt amounted to R$ 217.9 million, of which 100% was denominated in US dollars and is totally protected by derivative transactions. This debt was offset by cash and financial investments (R$ 49.1 million) and by derivative assets and liabilities (R$ 6.7 million in payables), resulting in a net cash of R$ 175.5 million. The Company's debt has been showing steady improvement, and is 21.4% lower than the same period last year. At the end of 1Q04, short-term debt represented 29% of total debt.

Capital expenditures

During the first quarter of 2004, R$ 14.4 million were invested in property, plant and equipment, amounting to 13.1% of net revenue, mainly for improvements and to expand capacity for services provided.

Subsequent event

On April 13, the "Vivo" brand celebrated its first year, reaching the 22 million client mark, making it the 10th largest wireless operator in the world and number one in the southern hemisphere, covering 20 Brazilian states, representing 87% of the territory in the country and 83% of GDP, with a market share of 45% on a national basis and 56% in its coverage area.

Glossary

Financial Terms:

EBIT = Operating result before interest and taxes.

EBITDA = Operating result before interest, taxes, depreciation and amortization.

EBITDA Margin = EBITDA / Net Operating Revenue.

CAPEX - Capital Expenditure

Operating Cash Flow = Accrued EBITDA - Accrued CAPEX.

Subsidy = (net revenue from goods - cost of goods sold + discounts given by suppliers) / gross additions

PDD - Provision for doubtful debtors. A concept in accounting that measures the provision made for accounts receivable due for more than 90 days.

Net debt = Gross debt - cash - financial investments - securities - active derivative transactions + passive derivative transactions

Debt / EBITDA - Index which evaluates the Company's ability to pay its debt with the generation of operating cash in a one-year period.

NE - Net Equity

Net debt/ (Net debt + NE) - Index which measures the Company's financial leverage.

Current Capital (Short-term capital) = Current assets - Current liabilities

Working capital = Current Capital - Net Debt

Technology and Services

CDMA - (C ode Division Multiple Access ) - Aerial interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the code domain.

1XRTT - (1x Radio Transmission Technology) - It is the CDMA 2000 1X technology which, pursuant to the ITU (International Telecommunication Union), and in accordance with the IMT-2000 rules, is the 3G (third generation) Technology.

ZAP - A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1XRTT technology.

WAP - Wireless Application Protocol is an open and standardized protocol started in 1997, which allows access to Internet servers through specific equipment, a WAP Gateway at the carrier, and WAP browsers in customers' handsets. WAP supports a specific language (WML) and specific applications (WML script ).

SMS - Short Message Service - Short text message service for cellular handsets, allowing customers to send and receive alphanumerical messages.

Operating indicators:

Customers - Number of wireless lines in service.

Gross additions - Total of new customers acquired in the period.

Net additions = Gross Additions - Reduction in number of customers

Market share = Company's total number of customers / number of customers in its operating area

Net additions market share : participation of estimated net additions in the operating area.

Market penetration = Company's total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company's operating area.

Churn rate - Percentage measuring the number of inactive customers during a specific time period, relative to the average number of active customers in the same period = number of customers lost in the period / ((customers at the beginning of the period + customers at the end of the period) / 2)

ARPU (Average Revenue per User) - net revenue from services per month / monthly average of customers in the period

Blended ARPU - ARPU of the total customer base (contract + prepaid)

Contract ARPU - ARPU of contract service users

Prepaid ARPU - ARPU of prepaid service users

MOU (minutes of use) - monthly average, in minutes, of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period

Contract MOU - MOU of contract service users

Prepaid MOU - MOU of prepaid service users

SAC - cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.

Productivity = number of customers / permanent employees

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2004

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.